Exhibit 99.1

Multi Ways Holdings Regains Compliance with NYSE Continued Listing Standards

SINGAPORE, May 29, 2025 -- Multi Ways Holdings Limited (“Multi Ways,” the “Company” or the “Issuer”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced that it received a notification from the New York Stock Exchange Regulation (“NYSE Regulation”) that it officially regained compliance with exchange listing requirements.

On May 16, 2025, the Company received a notification from NYSE Regulation indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”), the Company was not in compliance with NYSE American LLC (“NYSE American”) continued listing standards.

On May 23, 2025, the Company filed its 2024 Form 20-F, and was notified by NYSE Regulation on May 27, 2025 that it has regained compliance with its applicable NYSE American continued listing requirements.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com